UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-16545

ATLAS AIR WORLDWIDE HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

2000 Westchester Avenue Purchase, NY 10577 (914) 701-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share 1.875% Convertible Senior Notes due 2024
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share – 1 holder

1.875% Convertible Senior Notes due 2024 – 25 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Atlas Air Worldwide Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 28, 2023	ATLAS AIR WORLDWIDE HOLDINGS, INC.

	By:	/s/ Adam R. Kokas
	Name:	Adam R. Kokas
	Title:	Executive Vice President, General Counsel and Secretary